May 26, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

 Re:         Lowe’s Companies, Inc.
Form 10-K for the fiscal year ended January 29, 2010
Filed March 30, 2010
File No. 1-7898

Dear Mr. Hartz:

Lowe's Companies, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the "Commission") concerning the above referenced Form 10-K as set forth in your letter dated May 12, 2010.  The Company first sets forth your comment, and then provides the response in italics addressing your comment.

In connection with the Company’s response to the staff’s comment, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the information set forth herein, please contact us.

Sincerely,

/s/ Matthew V. Hollifield

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Critical Accounting Policies and Estimates
Long-Lived Asset Impairment – Operating Stores

Comment

1.
We note that you evaluate your operating stores for impairment on a quarterly basis. Therefore, to the extent that any of your operating stores, or group of stores, have estimated fair values that are not substantially in excess of their carrying values and the value for such stores, in the aggregate or individually, if impaired, could materially impact your results, or total shareholders’ equity, please identify and provide the following disclosures in future annual and quarterly filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent test.
•	The carrying value of the operating stores or group of stores.
•	A description of the material assumptions that drive estimated fair value.
•	A discussion of any uncertainties associated with each key assumption
•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your operating stores, please disclose that determination in future filings.  Reference Item 303 of Regulation S-K.

Response

We review the carrying amounts of operating stores whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable (“triggering events”).  We evaluate operating stores for triggering events on a quarterly basis.  For operating stores experiencing a triggering event, our impairment evaluation is performed as a two-step process.  We first test these assets for recoverability by comparing the carrying amounts of the assets to the projected future undiscounted cash flows expected to result from the use and eventual disposition of the store assets (“Step 1”).  An impairment loss is recognized when the carrying amount of the operating store’s assets is not deemed recoverable and exceeds its fair value (“Step 2”).  For operating store assets that were determined to be recoverable following Step 1 of our evaluations during fiscal year 2009, fair values were not determined, as these assets were not required to be subjected to Step 2 of the evaluation process.  However, for the assets associated with each of these operating stores, the expected undiscounted cash flows substantially exceeded their net book values.

In future filings, to the extent material, for any operating store assets deemed to be recoverable following Step 1 of our evaluation when the undiscounted cash flows do not substantially exceed the total net book value of these assets, we will disclose information regarding these assets, including:

•	The magnitude of any potential future impairment losses relating to these store assets
•	A description of the material assumptions that drive expected undiscounted cash flows
•	A discussion of any uncertainties associated with each material assumption
•	A discussion of any potential events, trends and/or circumstances that could have a negative impact on expected undiscounted cash flows

In accordance with Item 303 of Regulation S-K, we will also continue to consider and evaluate any material uncertainties that may significantly impact our future results, including information about uncertainties related to the recoverability of our assets.